Filed Pursuant to Rule 253(g)(2)

File No. 024-10919

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 1 DATED JANUARY 2, 2020

TO THE OFFERING CIRCULAR DATED APRIL 25, 2019

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated April 25, 2019, as filed by us with the Securities and Exchange Commission (the “SEC”) on April 26, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our offering;
•	Update our asset acquisitions;
•	Update our asset acquisition reporting undertakings;
•	Update our Board of Directors;
•	Update the status of our 2019 offer to redeem eligible stock;
•	Update the status of our 2018 Soil Restoration Note offering; and
•	Update the award of a 2019 National Conservation Innovation Grant to the Company.

As of December 27, 2019, the Company has 68,688.286 shares of its common stock outstanding.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A+ (the “Offering”) of $50,000,000 in shares of our common stock on May 3, 2019.

As of December 13, 2019, we raised total aggregate gross Offering proceeds of approximately $2,946,404 and had issued approximately 4,627.82 shares of our common stock in the Offering, purchased by approximately 61 investors.

The Offering is expected to terminate on the date on which the maximum offering amount has been raised; provided however, that our Board of Directors may terminate the Offering at an earlier time.

Asset

The following are additional farms owned by the Company as of the date hereof, and shall be considered appended to the end of the chart showing farms owned by the Company on pages 84-85 of the Offering Circular.

Property Name	County	State	# Acres	Type of Farm	Title	Encumbrances	Organic Status	Year Acquired
Rock Creek North	Will	IL	150	Grains/Legumes	Fee Simple	None	Transitional	2019
Money Creek	McLean	IL	162	Grains/Legumes	Fee Simple	None	Transitional	2019

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The following restates in its entirety that table on page 86 of the Offering Circular that sets forth the nature and of our title to, the liens and encumbrances against, and the current payment provisions on secured loans related to the farmland owned by the Company:

Property Name	Encumbrance	Original Principal Mortgage Amount	Interest Rate	Interest Rate Mechanics	Prepay Penalty	Maturity Date	Balance 12/31/16	Balance 12/31/17	Balance 12/31/18	Balance 12/15/19	Balance Due at Maturity
Denker	Mortgage Lien	$606,000	3.60%	Adjustable	No	Jan-42	$548,092	$535,181	$521,735	$0	$0
Old Oak	Mortgage Lien	$420,250	3.70%	Adjustable	No	Apr-43	$391,535	$382,631	$373,394	$0	$0
Rock Creek (1)	Mortgage Lien	$250,250	3.70%	Adjustable	No	Apr-43	$233,151	$227,848	$222,348	$0	$0
Hedge Creek (1)	Mortgage Lien	$312,000	3.70%	Adjustable	No	Jun-43	$290,681	$284,071	$277,213	$0	$0
Red Oak	Mortgage Lien	$350,000	3.60%	Adjustable	No	Jun-43	$327,544	$320,520	$313,205	$0	$0
MooJack	Mortgage Lien	$350,000	3.60%	Adjustable	No	Jun-43	$327,544	$320,520	$313,205	$0	$0
Mary Ellen’s (1)	Mortgage Lien	$262,500	3.40%	Adjustable	No	May-44	$249,515	$243,997	$238,284	$0	$0
Two Roads & Pleasant Ridge (1)	Mortgage Lien	$1,436,000	4.50%	Fixed	No	May-19	N/A	$536,000	$236,580	$0	$0
Creambrook	Mortgage Lien	$610,000	3.45%	Adjustable		Nov-47		$610,000	$598,144	$0	$0
Flat Rock	Mortgage Lien	$1,395,000	3.45%	Adjustable	No	Nov-47	N/A	$1,395,000	$1,367,887	$1,353,978	$0
South Grove	Mortgage Lien	$250,000	4.10%	Float	No	Nov-20	N/A	N/A	$250,000	$0	$0
Battle Creek	Mortgage Lien	$680,000	3.55%	Adjustable	No	Nov-27	N/A	$680,000	$680,000	$0	$0
South Fork	Mortgage Lien	$1,033,500	3.70%	Adjustable	No	Apr-48	N/A	$1,033,500	$1,023,708	$0	$0
White River (1)	Mortgage Lien	$1,000,000	4.60%	Adjustable	No	Oct-48	N/A	N/A	$1,000,000	$0	$0
							$2,368,062	$6,569,268	$7,415,703	$1,353,978	$0

(1) The loans secured by the Rock Creek, Hedge Creek, Mary Ellen’s, Two Roads, Pleasant Ridge Farms (one loan secured by both farm properties), and White River have been paid-in-full as of the offering date. A lien on Two Roads will be reestablished for the new revolving credit facility.

The following are additional farm mortgage loan investments made by the Company as of the date hereof, and shall be considered appended to the end of the chart showing such investments terms on page 88 of the Offering Circular:

Borrower Farm Name	County	State	Position	# Acres	Type of Farm	Organic Status	Loan Year	Original Loan Amount	Interest Rate	Interest 2018	Principal Balance at 12/31/2018	Prepayment Penalty?	Maturity Date	Balance Due at Maturity (at issuance)
Mystic River Farmstead	Monroe	WV	1st	8	Dairy	Organic	2019	$100,000	5.50%	N/A	N/A	No	5/1/2029	$89,271
Mystic River Farmstead	Monroe	WV	2nd	–	Dairy	Organic	2019	$35,000	6.00%	N/A	N/A	No	5/1/2029	$26,723
						Updated Totals		$14,113,785		$551,862	$12,437,050			$12,575,204

The following is a new Line of Credit (“LOC”) issued by the Company as of the date hereof, and shall constitute a new chart to be added after the continuation of the mortgage loans investments chart on page 88 of the Offering Circular.

Borrower Farm Name	County	State	Position	# Acres	Type of Farm	Loan Year	Original Loan Amount	Interest Rate	Interest 2018	Prepayment Penalty	Maturity Date	Balance Due at Maturity (at issuance)
Vilicus Farms (1)	Hill	MT	1st(2)	3,488	Row Crop	2019	$500,000	6.00%	N/A	No	7/1/2022	$396,766
(1)	Vilicus Farms operates the Company's Bahasaba, Cottonwood and Hi-Line farms.
(2)	The LOC is secured by a lien on the personal assets of the farmers, as well as liens on the assets of Bahasaba, Cottonwood, and Hi-Line farms.

The following is a supplement to that section of the Offering Circular titled “Delinquency and Rental Loss,” beginning on page 91 of the Offering Circular.

We have established reserves to account for future uncollectible receivables, interest, and loan losses. 93% of these reserve amounts are attributed to our investments in the dairy industry. The net book value of our dairy industry investments is equal to 13% of our total assets. Dairy industry investments as a percentage of total assets will continue to decline as we grow the overall portfolio.

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Reporting Undertaking Acquisitions

For the avoidance of doubt, and pursuant to Item 20.D of SEC Industry Guide 5, the Company (here referred to as the “registrant”) has adopted the following undertaking:

The registrant undertakes to file a sticker supplement pursuant to Rule 424(c) under the Act during the distribution period describing each significant property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing limited partners or shareholders. Each sticker supplement should disclose all compensation and fees received by the Sponsor(s) and its affiliates in connection with any such acquisition. The post-effective amendment shall include or incorporate by reference audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X that have been filed or should have been filed on Form 8-K or 1-U, as applicable, for all significant properties acquired during the distribution period.

The registrant also undertakes to file after the distribution period a current report on Form 8-K or 1-U, as applicable, containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, for each significant property acquired and to provide the information contained in such report to the shareholders at least once each quarter after the distribution period of the offering has ended.

Note - Offers and sales of the interests may continue after the filing of a post-effective amendment containing information previously disclosed in sticker supplements to the prospectus, as long as the information disclosed in a current sticker supplement accompanying the prospectus is as complete as the information contained in the most recently filed post-effective amendment.

Changes to the Company’s Board of Directors

Since the date of the Offering Circular, the Company has had changes to the membership of its Board of Director. Nearly 50% of our Directors are now active farmers, a target ratio we intend to maintain going forward. Details of these changes are below.

After over five years as a Director, Coleen Reedy concluded her service on the Board, and voluntarily resigned from the Company’s Board. Separately, subsequent to the date of the Offering Circular, Directors Teresa Opheim and Joanie Buckley each also voluntarily resigned from the Company’s Board of Directors, after nearly 2 and 2.5 years respectively. The number of Directors for the Company remaining after these resignations was six (6), with three vacancies.

Name	“For”	“Against”	“Abstain”	Proposed Term
Rory Beyer	33,934.48	0	1,042.68	Until 2021
Andy Ambriole	34,142.79	0	834.37	Until 2022
Dorothy D. Burlin	34,293.41	0	683.75	Until 2022

As Mr. Ambriole was already serving on the Board of Directors, one vacancy remained on the Board.

On November 22, 2019, pursuant to the Bylaws of the Company, the Board of Directors appointed Joseph Mantoan to the sole remaining vacancy on the Company’s Board of Directors, to serve until the Company’s 2020 annual meeting of the shareholders. The Company now has nine (9) Directors, with no vacancies.

In connection with the above, the following information supplements the section of the Offering Circular captioned “Officers and Key Personnel”

Name	Age	Position
Rory Beyer	41	Board of Directors
Dorothy D. Burlin	52	Board of Directors
Joseph Mantoan	66	Board of Directors

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Biographies of the above Board of Directors are as follows:

Rory Beyer

Rory, a 5th-generation farmer, and his wife Amber have one daughter and farm their family’s 500- acre Beyercrest Farm in southeastern Minnesota near Rollingstone in Winona County. Their farm is diversified as an organic dairy, beef cattle, and grains; and makes extensive use of rotational pasture grazing and cover crops.

Rory is active in organic and sustainable farming advocacy as exemplified by his membership on Organic Valley’s Dairy Executive Committee and as a Director of the Organic Farming Research Foundation. He is active in his community, especially his church, St. John’s Lutheran Church of Lewiston, Minnesota.

Rory has a BS in Animal Science from University of Wisconsin – River Falls, and an MBA from Saint Mary’s University of Minnesota.

Dorothy D ("D.D.") Burlin

D.D. is private investor and former attorney. She is an advocate for local, sustainable, organic, and regeneratively grown foods, with particular interest in creative uses of capital to fund the large-scale expansion of this sector. She is a co-founder (2011) and continuing member of the Sustainable Local Food Investment Group (SLoFIG), a 30-member, mission-based, angel investor network based in Chicago, Illinois. From 2010 through 2014, she was an investor in Two Roads Farm LLC, a single-farm investment partnership founded by David Miller and Dr. Stephen Rivard which merged with Iroquois Valley Farms LLC in 2014.

As an attorney from 1992 to 2007, D.D. was licensed with the Illinois and Missouri bars, and licensed to practice before federal courts in several districts and circuits. Her work included extensive criminal law practice. Her academic credentials include a BA from Dartmouth College and a JD from Georgetown University.

D.D. and her husband, Johannes, have two sons, and reside in Chicago, Illinois. They also have a small farm near Reeseville, Wisconsin. D.D. is active in non-profit and political fundraising, and is a long-time member of the Board of Directors of the American Youth Foundation.

Joseph A. Mantoan

Joseph A. Mantoan is an advocate for ecological farming and farmland preservation. Mr. Mantoan was a managing partner at Accenture and consultant during his 30-year career in business. Mr. Mantoan served on the board of the United Way of Greater Milwaukee for twelve years and on the board of Wellspring Organic Farm for six years. He received his BA and MA in Accounting from the University of Illinois.

Mr. Mantoan grew up in the farming community of Kankakee County, Illinois. Along with his siblings, he is a co-owner of his family's 100-acre certified organic crop farm in Kankakee County. Mr. Mantoan and his wife also own 200 acres of certified organic farmland in Washington County, Wisconsin. The farm is managed by his son, who is raising livestock on pasture and using permaculture methods to grow perennial crops. Mr. Mantoan resides in Whitefish Bay, Wisconsin.

The following information amends and restates that chart on page 110 on the Offering Circular captioned “Principal Stockholders”, as of December 13, 2019:

The table below sets forth certain information regarding the beneficial ownership of shares of our common stock for each of our directors and named executive officers, and all of our directors, director nominees and executive officers as a group. Each person named in the table has beneficial voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person.

Officers and Directors	Shares	Percentage Ownership
Dr. Steven Rivard	2013	2.82%
David Miller	951	1.33%
Arnold Lau	500	0.70%
Andy Ambriole	151	0.21%
Dorothy Burlin	34	0.05%
Sally Dodge	37	0.05%
Joseph Mantoan	25	0.04%

All Officers and Directors	3711	5.19%

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As of December 13, 2019, the 8,000 shares of the Company’s common stock held by the Peterffy Foundation comprised 11.2% of the Company’s issued and outstanding stock.

The following information amends and restates the section of the Offering Circular captioned “Conflicts of Interest.”

The following briefly summarizes the material potential and actual conflicts of interest as of the date of this Offering Supplement, which may arise from our overall activities, but is not intended to be an exhaustive list of all such conflicts. The scope of our activities may give rise to conflicts of interest in the future that cannot be foreseen or mitigated at this time. A description of our Conflict of Interest Policy is included in the section of our Offering Circular titled “Policies with Regards to Certain Activities.”

Potential Conflicts of Interest:

1.	Our directors and officers will devote such time as they, in their sole discretion, deem necessary or appropriate to carry out our operations. Our directors and executive officers, directly and indirectly, are involved in other businesses and endeavors and are under no obligation to devote their full-time efforts to our business. Accordingly, there may exist certain conflicts of interest in the allocation of resources by the directors and executive officers, between our activities and other related or unrelated activities of the directors and executive officers, and their respective affiliated entities.

2.	Mr. Miller and his spouse, Joan Holden, are sole members of Hatchery Ventures LLC, a single purpose LLC which recently purchased a commercial building in Danforth, IL (Iroquois County). The building formerly housed a chicken hatchery and feed store run by family members. It currently has one tenant paying a discounted rent for building upkeep. The development and adaptive re-use of the property may include a corporate field office, an organic farmer conference center and local foods educational outreach to the surrounding food desert community.

3.	The Millers also own a small 9.1 acre organic farm that has been leased continuously since 2005 to Harold Wilken, the legacy tenant of Iroquois Valley REIT. The farm grows a diversity of organic grains and legumes, mostly experimental varieties managed by agricultural programs through various colleges (Univ. of Wisconsin, Univ. of Illinois, Cornell and soon Loyola Univ. of Chicago. The rent received from Mr. Wilken is approximately $3,000 per year.

4.	Former member of our Board of Directors, Harold Wilken, is both an equity investor in shares of our common stock and the lessee of two of our farms (Iroquois Valley East and Iroquois Valley West).

5.	Andy Ambriole, as well as being an investor in shares of our common stock, is both a member of our Board of Directors, and the lessee of five of our farms (Old Oak, Sparta Woods, Brindle, Yoder and Lake Wawasee) (see “Business and Farmland – Farmland Summary Table”). Mr. Ambriole is also a borrower from Iroquois Valley Farms LLC via a stock-secured loan. As such, there could be a future conflict of interest between Mr. Ambriole’s role as a Director, as the tenant of these farms, and as a borrower from the Company.

6.	Rory Beyer is a member of our Board of Directors and a borrower from the Company via 1st and 2nd Mortgage financings the Company has entered into with Mr. Beyer and his family’s farm operating company, Beyercrest LLC. As such, future conflict of interest could arise between Mr. Beyer’s role as a Director and as a borrower from the Company.

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The 2019 Stock Redemption

On October 16, 2019, pursuant to the Company’s Stock Redemption Program, the Board of Directors authorized the Company to redeem up to 3,501 shares of eligible common stock, equal to 5% of the Company’s outstanding stock as of the October 30, 2019 record date (the “2019 Redemption”). The term of 2019 Redemption ran from November 1, 2019 – December 10, 2019. The redemption price offered by the Company was $599/share, equal to the Company’s current common stock offering price, as set forth in the Company’s current Offering.

Upon the closing of the 2019 Redemption on December 10, 2019, the Company redeemed 2,857.354 shares, for a total payment of $1,711,555.05. As the redemptions requested were below the total shares the Company was authorized to redeem, all requests for redemption were accepted in full for eligible shares. In total, 22 shareholders requested and received either a whole or partial redemption of their eligible shares.

The Soil Restoration Note Offering

The following information supplements the section of the Offering Circular captioned “Soil Restoration Note Offering”

On December 10, 2019, the Company closed its Soil Restoration Note offering. This Soil Restoration Note offering was oversubscribed, and the Company agreed to accept 55 subscriptions totaling $6,100,000, on those terms described in the Offering Circular.

The Company intends to launch a new Soil Restoration Note offering in early 2020.

2019 Conservation Innovation Grant

In December 2019, Iroquois Valley Farms, LLC was awarded a $700,000 grant by the Natural Resources Conservation Service, a division of the United States Department of Agriculture (“USDA”). Under the terms of this grant, we will receive funding to expand our support for organic and regenerative farmers beyond land security. Our project will focus on providing operating capital and developing programs to increase overall farm viability.

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